MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
THIRD QUARTER ENDED SEPTEMBER 30, 2015
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated November 3, 2015, for the third quarter ended September 30, 2015, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto for the three and nine months ended September 30, 2015. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2014 and the related MD&A included in the 2014 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future financial or operating performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “Third Quarter 2015 Summary”, “Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.
For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

INDEX

About IAMGOLD	2
Third Quarter 2015 Highlights	2
Third Quarter 2015 Summary	3
Outlook	5
Market Trends	6
Quarterly Updates
Operations	8
Exploration	14
Quarterly Financial Review	17
Financial Condition
Liquidity and Capital Resources	17
Market Risk	19
Shareholders’ Equity	19
Cash Flow	20
Discontinued Operations	20
Disclosure Controls and Procedures and Internal Control over Financial Reporting	20
Critical Judgments, Estimates and Assumptions	21
Future Accounting Policies	21
Risks and Uncertainties	22
Non-GAAP Performance Measures	22
ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
THIRD QUARTER 2015 HIGHLIGHTS

•	Cash, cash equivalents and gold bullion (at market value) of $783.4 million at September 30, 2015.

•	Attributable gold production, inclusive of joint venture operations, was 197,000 ounces, down 28,000 ounces compared to the third quarter 2014.

•	Total cash costs[2] for the third quarter 2015 were $791 per ounce produced, down from $851 per ounce produced in the third quarter 2014 and $817 per ounce produced in the second quarter 2015.

•	All-in sustaining costs[2] for the third quarter 2015 were $1,027 per ounce sold, down from $1,115 per ounce sold in the third quarter 2014 and $1,076 per ounce sold in the second quarter 2015.

•	Achieved record production at Essakane, up 29% from the third quarter 2014 and reduced all-in sustaining costs by $227 per ounce sold from the same prior year period.

•	Significant progress on development and rehabilitation at Westwood following the seismic event in May 2015. Revised life-of-mine plan expected in January 2016.

•	Reduced 2015 cost guidance for total cash costs[2] from $850 - $900 per ounce produced to $825 - $865 and for all-in sustaining costs[2] from $1,075 - $1,175 per ounce sold to $1,050 - $1,150.

•	On October 8, 2015, the Company announced that it has started the process to reduce the Rosebel's employee base by approximately 10% as part of its continuing focus on cost reduction.

•	On October 26, 2015, the Company filed, in France, a friendly tender offer to purchase the 14% of Euro Ressources S.A. not already owned by the Company, subject to regulatory approval.

•	Initial delineation drilling program at the Diakha prospect in Mali completed; incorporating results into resource model to support an initial resource estimate by the end of 2015.

•	The Company does not expect to be required under the indenture to offer to purchase any of its senior unsecured notes at par.

________________________________

[1]
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Rosebel, Essakane, Westwood, Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

THIRD QUARTER 2015 SUMMARY

FINANCIAL

•
Cash, cash equivalents and gold bullion (at market value) were $783.4 million at September 30, 2015, up $462.4 million from December 31, 2014. The increase was mainly due to proceeds from the sale of Niobec ($504.1 million), proceeds from the sale of the Diavik royalty asset ($52.5 million), proceeds from the issuance of flow-through shares ($39.3 million) and cash generated from operating activities ($71.5 million), partially offset by spending on Property, plant and equipment and exploration and evaluation assets ($147.3 million), interest paid ($23.2 million), a decrease in the market value of gold bullion ($11.9 million), purchase of long-term debt ($11.5 million) and the payment of finance lease obligations ($5.6 million).

•
Revenues from continuing operations for the third quarter 2015 were $207.6 million, down $79.1 million or 28% from the same prior year period. The decrease was the result of lower sales volume at Westwood ($39.4 million) and Rosebel ($18.9 million), lower realized gold price ($27.7 million), the closure of Mouska in 2014 ($9.0 million), lower royalties following the sale of the Diavik royalty asset ($2.0 million), partially offset by higher gold sales at Essakane ($18.4 million). The lower sales volume in the third quarter 2015 was mainly due to lower production at Westwood and lower grades at Rosebel.

•
Cost of sales from continuing operations for the third quarter 2015 was $227.6 million, down $33.8 million or 13% from the same prior year period. The decrease was the result of lower operating costs ($35.6 million) and lower royalties due to lower realized gold prices ($2.7 million), partially offset by higher depreciation expense ($4.5 million). Lower operating costs in the third quarter 2015 reflect continued progress in improving mining and milling efficiencies and reducing overhead costs.

•	Depreciation expense from continuing operations for the third quarter 2015 was $68.3 million, up $4.5 million or 7% from the same prior year period primarily due to higher production at Essakane.

•
Income tax expense from continuing operations for the third quarter 2015 was $8.0 million, down $53.5 million or 87% from the same prior year period. Taxes were significantly higher in the third quarter 2014 due to the agreement to sell Niobec, which triggered a non-cash deferred tax expense ($72.0 million). The decrease was partially offset by an increase in the non-cash deferred tax expense ($10.5 million) as a result of the strengthening U.S. dollar. This reduced the tax basis of mining assets in foreign jurisdictions, which lowered the future estimated tax deductions available when translated into U.S. dollars.

•
Net loss from continuing operations attributable to equity holders for the third quarter 2015 was $85.0 million or $0.22 per share, up $0.5 million from the same prior year period. The increase was mainly due to lower revenues ($79.1 million) and higher non-hedge derivative loss ($22.1 million), partially offset by lower income tax expense ($53.5 million), lower cost of sales ($33.8 million), lower exploration expense ($3.7 million), lower general and administrative expense ($2.9 million), lower net loss from associates and joint ventures ($2.8 million) and higher foreign exchange gains ($2.2 million).

•
Net earnings for Niobec were presented separately as Net earnings from discontinued operations, net of income taxes in the Consolidated statements of earnings. Comparative periods have been adjusted accordingly. Net earnings from discontinued operations for the third quarter 2015 was $1.2 million after the final working capital adjustment, down $10.8 million from the same prior year period. The decrease was the result of the sale of Niobec in the first quarter 2015.

•
Net cash from operating activities including discontinued operations for the third quarter 2015 was $9.8 million, down $105.5 million or 92% from the same prior year period. The decrease was mainly due to lower earnings from operations ($50.4 million) which included the absence of earnings from Niobec following its sale in the first quarter 2015, higher inventory ($28.4 million), net settlement of derivatives ($14.7 million) and higher receivables ($7.8 million).

•
Net cash from operating activities before changes in working capital[1] including discontinued operations for the third quarter 2015 was $34.9 million ($0.09 per share1), down $54.0 million ($0.15 per share1) or 61% from the same prior year period.

•
Adjusted net loss including discontinued operations attributable to equity holders[1] for the third quarter 2015 was $46.9 million ($0.12 per share1), down from adjusted net earnings of $0.2 million for the same prior year period.

OPERATIONS

•
Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate2) for the third quarter 2015 was 0.32 or 54% below the target of 0.69. The lower DART rate in the third quarter 2015 was largely attributable to the exceptional health and safety performance achieved at Rosebel.

•
Attributable gold production, inclusive of joint venture operations, for the third quarter 2015 was 197,000 ounces, down 28,000 ounces from the same prior year period. The decrease was due to lower production at Westwood (33,000 ounces), lower grades at Rosebel (13,000 ounces) and Sadiola (4,000 ounces), closure of Mouska (1,000 ounces) and closure of Yatela (1,000 ounces), partially offset by higher production at Essakane (24,000) due to higher throughput and higher grades.

•
Attributable gold sales, inclusive of joint venture operations, for the third quarter 2015 were 186,000 ounces, which was lower than attributable gold production of 197,000 ounces due to the timing of sales (7,000 ounces) and a temporary delay in an end-of-quarter shipment at Essakane due to the political circumstances in Burkina Faso (4,000 ounces).

_______________________________________

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents which occur per 100 employees.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

•
Total cash costs[1,3] for the third quarter 2015 were $791 per ounce produced, down 7% from the same prior year period. The decrease was due to favorable grades and throughput at Essakane, and lower operating costs at Rosebel, Essakane and Sadiola. The decrease was partially offset by lower grades at Rosebel and lower production at Westwood. Included in total cash costs[1] in the third quarter 2015 were realized hedge and non-hedge derivative losses of $65 per ounce produced ($nil - September 30, 2014) and a reduction of $76 per ounce produced to normalize costs following the production interruption at Westwood.

•
All-in sustaining costs[1] for the third quarter 2015 were $1,027 per ounce sold, down 8% from the same prior year period. The decrease was the result of lower cash costs and lower sustaining capital expenditures. Included in all-in sustaining costs[1] in the third quarter 2015 were realized hedge and non-hedge derivative losses of $73 per ounce sold ($nil - September 30, 2014) and a reduction of $80 per ounce sold to normalize costs following the production interruption at Westwood.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended September 30,		Nine months ended September 30,
Financial Results ($ millions, except where noted)	2015	2014	2015	2014
Continuing Operations
Revenues	$207.6	$286.7	$678.8	$735.4
Cost of sales	$227.6	$261.4	$688.1	$653.4
Earnings (loss) from operations[1]	$(20.0)	$25.3	$(9.3)	$82.0
Net loss including discontinued operations attributable to equity holders of IAMGOLD	$(83.8)	$(72.5)	$(79.4)	$(84.8)
Net loss including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.21)	$(0.19)	$(0.20)	$(0.23)
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD[1]	$(46.9)	$0.2	$(104.4)	$21.0
Adjusted net earnings (loss) including discontinued operations per share ($/share)[1]	$(0.12)	$—	$(0.27)	$0.05
Net cash from operating activities including discontinued operations	$9.8	$115.3	$71.5	$240.2
Net cash from operating activities before changes in working capital including discontinued operations[1]	$34.9	$88.9	$135.3	$223.6
Net cash from operating activities before changes in working capital including discontinued operations ($/share)[1]	$0.09	$0.24	$0.35	$0.59
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$1.2	$12.0	$41.8	$36.0
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$0.01	$0.03	$0.11	$0.09
Key Operating Statistics
Gold sales – attributable (000s oz)	186	233	589	601
Gold commercial production – attributable (000s oz)	197	225	607	593
Gold production – attributable[2] (000s oz)	197	225	607	603
Average realized gold price[1] ($/oz)	$1,121	$1,272	$1,180	$1,281
Total cash costs[1,3] ($/oz)	$791	$851	$818	$871
Gold margin[1] ($/oz)	$330	$421	$362	$410
All-in sustaining costs[1] ($/oz)	$1,027	$1,115	$1,074	$1,138

_______________________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[2]	Attributable gold production includes Westwood pre-commercial production for the nine months ended September 30, 2014 of 10,000 ounces.

[3]	The total cash costs computation does not include Westwood pre-commercial production for the nine months ended September 30, 2014 of 10,000 ounces.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

Financial Position ($ millions)	September 30, 2015	December 31, 2014
Cash, cash equivalents, and gold bullion
at market value	$783.4	$321.0
at cost	$730.2	$255.4
Total assets	$4,020.3	$4,222.8
Long-term debt	$627.8	$641.7
Available credit facility	$500.0	$500.0

OUTLOOK

IAMGOLD Full Year Guidance	Revised[3]	Previous[4]
Rosebel (000s oz)	290 - 300	290 - 300
Essakane (000s oz)	365 - 380	360 - 370
Westwood (000s oz)	55 - 65	60 - 75
Total owner-operated production (000s oz)	710 - 745	710 - 745
Joint ventures (000s oz)	70	70
Total attributable production (000s oz)	780 - 815	780 - 815

Total cash costs[1] - owner-operator ($/oz)	$825 - $865	$825 - $865
Total cash costs[1,2] ($/oz)	$825 - $865	$850 - $900

All-in sustaining costs[1] - owner-operator ($/oz)	$1,050 - $1,150	$1,050 - $1,150
All-in sustaining costs[1,2] ($/oz)	$1,050 - $1,150	$1,075 - $1,175

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[2]	Consists of Rosebel, Essakane, Westwood, Sadiola and Yatela on an attributable basis.

[3]
The revised outlook is based on 2015 fourth quarter assumptions with an average realized gold price of $1,200 per ounce, Canadian $/U.S.$ exchange rate of 1.25, U.S.$/€ exchange rate of 1.10 and average crude oil price of $55 per barrel. This considers the consensus forecasted crude oil price and the Company's hedging programs.

[4]
The previous outlook is based on 2015 full year assumptions with an average realized gold price of $1,250 per ounce, Canadian $/U.S.$ exchange rate of 1.15, U.S.$/€ exchange rate of 1.20 and average crude oil price of $73 per barrel. This considers the consensus forecasted crude oil price and the Company's hedging programs.

GOLD PRODUCTION AND CASH COSTS
The Company maintains its 2015 attributable gold production guidance of 780,000 - 815,000 ounces.
The Company has lowered and narrowed the range of its 2015 total cash costs guidance from $850 - $900 per ounce produced to $825 - $865. The Company has also lowered its 2015 all-in sustaining costs guidance from $1,075 - $1,175 per ounce sold to $1,050 - $1,150. The revised ranges include the benefit of cost reductions achieved to date. Compared to the first three quarters, the costs for the remainder of the year are expected to trend higher due to processing higher proportions of hard rock at Essakane and Rosebel.
ROSEBEL
The Company maintains its 2015 attributable gold production guidance for Rosebel of 290,000 to 300,000 ounces.
ESSAKANE
The Company is increasing its 2015 attributable gold production guidance for Essakane from 360,000 - 370,000 ounces to 365,000 - 380,000 after achieving record production in the third quarter. In the first three quarters production levels were above plan due to favorable grades and strong throughput as the expanded mill continues to be optimized.
WESTWOOD
The Company is decreasing its 2015 gold production guidance for Westwood from 60,000 - 75,000 ounces to 55,000 - 65,000 ounces following lower than planned production in the third quarter 2015 as the mine resources were focused on development and rehabilitation efforts following the seismic event in May 2015.
The Company continues to expect Westwood's all-in sustaining costs for 2015 to be in the range of $1,300 to $1,400 per ounce.
DEPRECIATION EXPENSE
The Company has lowered and narrowed the range of the 2015 depreciation guidance from $285 - $295 million to $270 - $275 million.
INCOME TAXES
The Company expects to pay cash taxes in the range of $17 million to $22 million in 2015. Adjustments to deferred tax assets and or liabilities may also occur in the year.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

CAPITAL EXPENDITURES OUTLOOK1
The Company maintains its 2015 capital expenditure guidance of $230 million ± 10% in 2015 as set out below.
The Company has lowered the capital expenditure guidance at Rosebel with an offsetting increase in capital expenditures at Sadiola to more accurately reflect committed capital requirements.
While Westwood’s total capital expenditure outlook remains unchanged, the allocation between sustaining and development/expansion has been adjusted to reflect the revised allocation of resources to future mining blocks.

($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total
Owner-operator
Rosebel	$65	$10	$75
Essakane	55	5	60
Westwood	20	60	80
	140	75	215
Côté Gold	—	5	5
Total owner-operator	140	80	220
Joint venture - Sadiola	5	5	10
Total (±10%)	$145	$85	$230

[1]	Capitalized borrowing costs are not included.
MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
Four major macro-economic themes including the rising risk of a global recession, the U.S. Federal Reserve’s monetary policy, the challenges facing emerging market economies, and the rising risk of geo-political and socio-political risk, have had a major impact on the global economy. These evolving macro-economic dynamics are expected to have an indirect impact on gold prices, interest rates and exchange rates. Market events and conditions may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.
GOLD MARKET
In the third quarter of 2015, gold traded between $1,081 and $1,168 per ounce. During the first half of 2015, continued U.S. economic improvement and the strength of the U.S. dollar combined to reinforce expectations of a U.S. Federal Reserve rate increase. These expectations influenced the price of gold lower for most of the third quarter 2015.  Market sentiment changed after the September 15 meeting of the U.S. Federal Reserve, in which rates remained unchanged. Changing expectations resulted in gold price volatility throughout the third quarter 2015.
The market price of gold is a significant driver of the Company’s financial performance. In the third quarter 2015, the Company sold gold at an average price of $1,121 per ounce, just below the average market price of $1,124 per ounce. Subsequent to the second quarter 2015, gold has traded below $1,100 per ounce. As a result, the Company is continuing to reassess the economics of its capital investments.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Average market gold price ($/oz)	$1,124	$1,282	$1,178	$1,288
Average realized gold price[1] ($/oz)	$1,121	$1,272	$1,180	$1,281
Closing market gold price ($/oz)			$1,114	$1,217

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenue is denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposure is to movements in the Canadian dollar and Euro against the U.S. dollar, which have a direct impact on the Company’s Canadian mining activities and international operations.
The U.S. dollar continued to be strong in the third quarter 2015, from its sharp appreciation in the first quarter 2015. Most of the U.S. dollar appeal was the result of diverging monetary policy and economic performance. The Bank of Canada has an accommodative monetary policy and cut its overnight interest rate to 0.5% in July 2015 to aid the economy, which caused the

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

Canadian dollar to decline to 2015 lows at C$1.3091 in July. Weak oil prices contributed to a widening Canadian trade and current account deficit, resulting in further weakening of the Canadian dollar. The European Central Bank ("ECB") started its quantitative easing program in March 2015. Greece’s austerity implementation slippage continued to be a focus and contributed to the lackluster performance of the Euro.
In the third quarter 2015, the average exchange rates for the Canadian dollar and the Euro to the U.S. dollar were C$1.3082 and $1.1123, respectively. The Company is forecasting exposures of approximately C$78 million and €64 million for the remainder of 2015. These exposures relate to operational and capital expenditures in Canada and West Africa. The Company’s hedging strategy is designed to reduce the exchange rate volatility of these currencies. Refer to Financial condition - market risk section for more information.
In the third quarter 2015, the average price of West Texas Intermediate ("WTI") crude oil was $46 per barrel. Lower than expected oil demand due to weakening of the global economy and robust oil supply growth in North America and the Middle East have kept the price of oil low.
The Company expects its fuel consumption for the remainder of 2015 to be the equivalent of approximately 0.4 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is to mitigate the price volatility of oil. Refer to Financial condition - market risk section for more information.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Average rates
Canadian$ / U.S.$	1.3082	1.0884	1.2595	1.0936
U.S.$ / €	1.1123	1.3252	1.1152	1.3554
Closing rates
Canadian$ / U.S.$			1.3345	1.1200
U.S.$ / €			1.1176	1.263
Average market oil price ($/barrel)	$46	$98	$51	$100
Closing market oil price ($/barrel)			$45	$91
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2015 production levels:

	Change of	Annualized impact on Total Cash Costs[1] by $/oz	Annualized impact on All-in Sustaining Costs[1] by $/oz
Gold price[2]	$100/oz	$4/oz	$4/oz
Oil price	$10/barrel	$13/oz	$14/oz
Canadian$ / U.S.$	$0.10	$8/oz	$15/oz
U.S.$ / €	$0.10	$15/oz	$19/oz

[1]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Total cash costs and all-in sustaining costs, consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[2]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

QUARTERLY UPDATES

OPERATIONS

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014	2015	2014	2015	2014
Owner-operator	170	210	533	529	$1,120	$1,270	$1,180	$1,281
Joint ventures	16	23	56	72	1,123	1,287	1,184	1,285
	186	233	589	601	$1,121	$1,272	$1,180	$1,281

[1]	Includes Rosebel and Essakane at 95% and 90%, respectively.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
The table below presents the gold production attributable to the Company, the total cash costs per ounce produced and all-in sustaining costs per ounce sold.

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Three months ended September 30,	2015	2014	2015	2014	2015	2014
Continuing operations
Owner-operator
Rosebel (95%)	70	83	$866	$828	$1,111	$1,048
Essakane (90%)	107	83	747	861	922	1,149
Westwood(100%)[2]	2	36	1,438	753	1,751	859
	179	202	801	828	1,056	1,109
Joint ventures
Sadiola (41%)	17	21	661	971	695	1,077
Yatela (40%)	1	2	1,032	1,738	1,031	1,984
	18	23	690	1,050	721	1,168
Total commercial operations	197	225	$791	$851	$1,027	$1,115
Cash costs, excluding royalties			740	792
Royalties			51	59
Total cash costs[1]			$791	$851
All-in sustaining costs[1]					$1,027	$1,115

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Rosebel, Essakane, Westwood, Mouska, Sadiola and Yatela on an attributable basis.

[2]	Amounts for 2014 include the Mouska mine, which was closed in the third quarter 2014.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Nine months ended September 30,	2015	2014	2015	2014	2015	2014
Continuing operations
Owner-operator
Rosebel (95%)	217	231	$860	$856	$1,082	$1,094
Essakane (90%)	285	243	768	860	972	1,098
Westwood (100%)[3]	47	47	1,003	690	1,297	851
	549	521	824	843	1,102	1,131
Joint ventures
Sadiola (41%)	53	64	740	1,004	780	1,091
Yatela (40%)	5	8	968	1,607	1,006	1,920
	58	72	760	1,075	800	1,189
Total commercial operations	607	593	$818	$871	$1,074	$1,138
Westwood (100%)	—	10	—	—	—	—
	607	603	$818	$871	$1,074	$1,138
Cash costs, excluding royalties			768	809
Royalties			50	62
Total cash costs[1,2]			$818	$871
All-in sustaining costs[1]					$1,074	$1,138

[1]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[2]	The total cash costs computation does not include Westwood pre-commercial production for the nine months ended September 30, 2014 of 10,000 ounces.

[3]	Amounts for 2014 include the Mouska mine, which was closed in the third quarter 2014.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

CAPITAL EXPENDITURES1

Continuing operations	Three months ended September 30,		Nine months ended September 30,
($ millions)	2015	2014	2015	2014
Sustaining
Rosebel[2,3]	$14.8	$11.8	$43.5	$47.4
Essakane[2,4]	13.5	17.8	42.7	44.7
Westwood	0.9	7.7	16.4	7.7
Total gold segments	29.2	37.3	102.6	99.8
Corporate and other	0.1	0.9	0.4	1.8
Total capital expenditures	29.3	38.2	103.0	101.6
Joint ventures[6]	0.7	0.7	1.8	1.8
	$30.0	$38.9	$104.8	$103.4
Development/Expansion (Non-sustaining)
Rosebel	$—	$7.5	$3.2	$14.4
Essakane	1.2	4.5	5.6	32.7
Westwood[5]	14.8	9.3	36.0	64.3
Total gold segments	16.0	21.3	44.8	111.4
Côté Gold	0.8	3.5	4.6	8.2
Total capital expenditures	16.8	24.8	49.4	119.6
Joint ventures	1.0	0.3	2.9	5.3
	$17.8	$25.1	$52.3	$124.9
Total
Rosebel	$14.8	$19.3	$46.7	$61.8
Essakane	14.7	22.3	48.3	77.4
Westwood	15.7	17.0	52.4	72.0
Total gold segments	45.2	58.6	147.4	211.2
Corporate and other	0.1	0.9	0.4	1.8
Côté Gold	0.8	3.5	4.6	8.2
Total capital expenditures	46.1	63.0	152.4	221.2
Joint ventures	1.7	1.0	4.7	7.1
	$47.8	$64.0	$157.1	$228.3

[1]	Capital expenditures include cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and are net of proceeds from finance leases.

[2]
On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures for the three months ended September 30, 2015 were $14.1 million and $12.2 million, respectively, and for the nine months ended September 30, 2015 were $41.3 million and $38.4 million, respectively.

[3]	Includes capitalized stripping at Rosebel for the three months ended September 30, 2015 of $4.4 million, and for the nine months ended September 30, 2015 of $12.8 million.

[4]	Includes capitalized stripping at Essakane for the three months ended September 30, 2015 of $3.4 million, and for the nine months ended September 30, 2015 of $15.8 million.

[5]	Excludes inventory and stockpile capitalized costs prior to commercial production.

[6]	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Mine operating statistics
Ore mined (000s t)	3,311	3,656	10,147	9,739
Waste mined (000s t)	13,220	12,150	38,452	37,319
Total material mined (000s t)	16,531	15,806	48,599	47,058
Strip ratio[1]	4.0	3.3	3.8	3.8
Ore milled (000s t)	3,022	3,396	9,298	9,709
Head grade (g/t)	0.79	0.84	0.80	0.82
Recovery (%)	95	96	95	95
Gold production - (000s oz)	74	88	229	243
Attributable gold production - 95% (000s oz)	70	83	217	231
Gold sales - (000s oz)	68	84	227	253

Performance measures
Average realized gold price[2] ($/oz)	$1,117	$1,264	$1,182	$1,278
All-in sustaining costs[2] ($/oz)	$1,111	$1,048	$1,082	$1,094
Cash costs[2] excluding royalties ($/oz)	$804	$751	$795	$781
Royalties ($/oz)	$62	$77	$65	$75
Total cash costs[2] ($/oz)	$866	$828	$860	$856

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

Gold production for the third quarter 2015 was 16% lower than the same prior year period due to lower throughput and lower grades. Mill throughput was 11% lower than the same prior year period due to lower mill circuit availability as a result of a planned mill shutdown in the third quarter 2015. Gold grades were 6% lower than the same prior year period as a result of pit sequencing.
Total cash costs per ounce produced were $866 in the third quarter 2015. The increase of 5% compared to the same prior year period was due to lower production. All-in sustaining costs per ounce sold were $1,111 in the third quarter 2015. The increase of 6% compared to the same prior year period was mainly due to higher sustaining capital expenditures and lower sales. Sustaining capital expenditures in the third quarter 2015 were $14.8 million, an increase of $3.0 million from the same prior year period.
In the third quarter 2015, sustaining capital expenditures of $14.8 million included capitalized stripping costs ($4.4 million), capital spares ($2.7 million), mine equipment ($1.9 million), resource development ($1.2 million) and various other sustaining capital expenditures ($4.6 million). There were no non-sustaining capital expenditures during the third quarter 2015.
On October 8, 2015, the Company announced that Rosebel had begun the process to reduce its employee base by approximately 10%. While unit costs have benefited from lower power costs and operational enhancements initiated in 2014, this reduction in labor costs is important to ensure the mine’s long-term viability in the current gold price environment.
Outlook
The Company maintains Rosebel's 2015 attributable production guidance of between 290,000 and 300,000 ounces. The Company has lowered Rosebel's 2015 capital expenditure guidance from $80.0 million to $75.0 million, which reflects a decrease in sustaining capital of $5.0 million.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Mine operating statistics
Ore mined (000s t)	3,038	3,303	8,512	9,625
Waste mined (000s t)	8,693	8,292	27,755	24,989
Total material mined (000s t)	11,731	11,595	36,267	34,614
Strip ratio[1]	2.9	2.5	3.3	2.6
Ore milled (000s t)	3,295	2,692	8,584	9,301
Head grade (g/t)	1.23	1.17	1.26	1.01
Recovery (%)	91	91	91	90
Gold production - (000s oz)	119	92	317	270
Attributable gold production - 90% (000s oz)	107	83	285	243
Gold sales - (000s oz)	114	99	291	265

Performance measures
Average realized gold price[2] ($/oz)	$1,122	$1,275	$1,171	$1,284
All-in sustaining costs[2] ($/oz)	$922	$1,149	$972	$1,098
Cash costs[2] excluding royalties ($/oz)	$704	$801	$725	$804
Royalties ($/oz)	$43	$60	$43	$56
Total cash costs[2] ($/oz)	$747	$861	$768	$860

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

Record gold production for the third quarter 2015 of 119,000 ounces was 29% higher than the same prior year period due to higher grades and a 22% increase in mill throughput as the expanded mill continues to be optimized. Mill throughput was higher as the proportion of soft rock milled was 19% in the current quarter compared to 5% in the same prior year period as a result of ore from the satellite Falagountou Pit.
Total cash costs per ounce produced in the third quarter 2015 were 13% lower compared to the same prior year period due to higher gold production, favorable fuel prices, lower mill consumables, and lower royalties driven by the lower gold price.
All-in sustaining costs per ounce sold during the third quarter 2015 were 20% lower compared to the same prior year period primarily due to lower sustaining capital expenditures and higher sales. Sustaining capital expenditures in the third quarter 2015 were $13.5 million, a decrease of $4.3 million from the same prior year period.
During the third quarter 2015, sustaining capital expenditures of $13.5 million included capital spares ($4.0 million), capitalized stripping costs ($3.4 million), mine equipment ($1.2 million) and various other expenditures ($4.9 million). Non-sustaining capital expenditures of $1.2 million were primarily related to the river diversion and village relocation project.
The political circumstances in Burkina Faso in the month of September in advance of an election which was planned for October were short-lived, reflecting widespread opposition from both domestic and international interests. There was no impact on Essakane’s production during the third quarter 2015. There was a temporary delay in an end-of-quarter gold shipment leaving the country, the sale of those ounces was recorded in the fourth quarter 2015. Stability in the country has been restored and democratic elections are currently anticipated in November 2015.

Outlook
The Company has increased Essakane's 2015 attributable production guidance from 360,000 - 370,000 ounces to 365,000 - 380,000 ounces to reflect the strong performance of the mill and favorable grades realized to date. The Company maintains Essakane's 2015 capital expenditure guidance of $60.0 million, which includes sustaining capital of $55.0 million and non-sustaining capital of $5.0 million.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

Canada – Westwood mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Mine operating statistics
Ore mined (000s t)	9	131	226	195
Ore milled (000s t)	10	153	228	188
Head grade (g/t)	6.11	7.54	6.63	7.81
Recovery (%)	95	94	1	93
Pre-commercial gold production - (000s oz)	—	—	—	10
Pre-commercial gold sales - (000s oz)	—	—	—	11
Commercial gold production - (000s oz)	2	35	47	35
Commercial gold sales - (000s oz)	2	34	55	34
Performance measures
Average realized gold price[1] ($/oz)	$1,119	1,265	$1,212	1,265
All-in sustaining costs[1] ($/oz)	$1,751	950	$1,297	950
Total cash costs[1] ($/oz)	$1,438	772	$1,003	772
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
In the third quarter 2015, Westwood produced 2,000 ounces of gold. Production was lower as a result of the continued impact of the seismic event that occurred in May 2015. Total cash costs per ounce produced and all-in sustaining costs per ounce sold were $1,438 and $1,751, respectively. In accordance with International Financial Reporting Standards, the Company reduced the costs attributed to inventory by $15.0 million to normalize for the amount of fixed overhead on a per unit basis as a consequence of lower quarterly production. As a result, the third quarter cash costs and all-in sustaining costs were reduced by $7,442 per ounce produced and $6,374 per ounce sold, respectively.
During the third quarter 2015, capital expenditures of $15.7 million included underground development ($12.6 million), fixed equipment ($1.8 million), underground construction ($0.9 million) and development drilling ($0.4 million). A total of $14.8 million was classified as non-sustaining capital and related to development of blocks 2, 3, 4 and 5.
Subsequent to the seismic event, the Company carried out a thorough review to refine the hypothesis as to the cause, and to develop the plan forward. The review, conducted by internal technical experts and specialized external consultants, entailed the collection of data, the development of numerical models and field observations. The exhaustive study included the examination of seismic history, stress distribution, mine sequencing, drilling and geological mapping. The knowledge acquired through the review enabled Westwood to develop a recovery plan for rehabilitating the affected zone and to enhance the design strategy for ground control and the mining of new areas.
During the review, mining activity outside of the affected zone was undertaken at a moderate pace until the understanding of the original event was improved. Many mining employees were diverted from stoping activities to development activities. A reorganization at the site to support the revised mining plan, included a reduction in the number of contract employees and, given the production level at this time, some rationalization of the mill workforce.
In the third quarter 2015, the results of the review and the remediation plan and enhanced strategy for mining and ground control were reviewed by an independent panel of geotechnical experts. The outcome of the review was positive, and is now being reviewed by provincial authorities. Westwood is nearing completion of its life-of-mine plan. The Company expects to communicate the revised plan in January 2016.

Outlook
The Company is decreasing its 2015 gold production guidance for Westwood from 60,000 - 75,000 ounces to 55,000 - 65,000 ounces following lower than planned production in the third quarter as the mine resources were focused on development and rehabilitation efforts. To align with the development focus, the capital guidance has been adjusted to reflect a re-allocation of $10.0 million from sustaining capital to development capital. The Company maintains Westwood's all-in sustaining costs guidance range of $1,300 to $1,400 per ounce.
Canada - Mouska mine
There was no production at Mouska in the third quarter 2015 as mining and milling operations ceased in 2014 when the mine reached its end of life. In the same prior year period, Mouska produced 1,000 ounces and sold 7,000 ounces.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Mine operating statistics
Total material mined (000s t)	1,565	1,021	4,579	3,962
Ore milled (000s t)	532	536	1,514	1,497
Head grade (g/t)	1.09	1.29	1.15	1.34
Recovery (%)	94	94	94	93
Attributable gold production - (000s oz)	17	21	53	64
Attributable gold sales - (000s oz)	15	21	51	64

Performance measures
Average realized gold price[1] ($/oz)	$1,124	$1,287	$1,184	$1,285
All-in sustaining costs[1] ($/oz)	$695	$1,077	$780	$1,091
Total cash costs[1] ($/oz)	$661	$971	$740	$1,004

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
Attributable gold production for the third quarter 2015 of 17,000 ounces was 19% lower compared to the same prior year period primarily due to lower grades.
Total cash costs per ounce produced were 32% lower compared to the same prior year period mainly due to lower fuel and consumable prices and favorable foreign exchange rates partially offset by lower gold production.
All-in sustaining costs per ounce sold in the third quarter 2015 were 35% lower compared to the same prior year period primarily due to lower cash costs.
The results of the reverse circulation drilling program testing remnant oxide targets have returned encouraging results. These will be assessed as part of the year-end reserves and resources update and incorporated into a revised mining plan. A preliminary assessment indicates the potential to extend the mining and milling of oxides into early 2018. We continue to update the feasibility study on the sulphide expansion project and with our partner, AngloGold Ashanti, to look at options to extend the life of the mine.
Mali – Yatela Mine (IAMGOLD interest – 40%)
The Yatela mine produced and sold 1,000 ounces in the third quarter 2015, compared to 2,000 ounces in the same prior year period. Minimal stacking activity took place in the third quarter 2015.
EXPLORATION
The Company was active at brownfield and greenfield exploration projects in eight countries located in West Africa and the Americas.
In the third quarter 2015, expenditures for exploration and project studies totaled $8.2 million, of which $6.5 million was expensed and $1.7 million was capitalized. The decrease of $6.7 million in total exploration expenditures was due to timing issues with certain programs and re-prioritizing of planned expenditures when compared to the same prior year period. Drilling activities on active projects and mine sites totaled approximately 34,650 metres for the third quarter 2015.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2015	2014	2015	2014
Exploration projects - greenfield	$4.2	$8.0	$16.8	$22.7
Exploration projects - brownfield[1]	2.5	4.4	12.6	17.5
	6.7	12.4	29.4	40.2
Côté Gold studies, including feasibility	0.9	2.4	5.0	8.7
Other studies	0.6	0.1	1.8	0.2
	$8.2	$14.9	$36.2	$49.1

[1]
Exploration projects - brownfield for the third quarter 2015 and 2014 exclude expenditures related to joint ventures of $nil million and $0.4 million, respectively, and includes near-mine exploration and resource development of $0.7 million and $2.4 million, respectively.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

OUTLOOK - 2015
The Company lowered its 2015 exploration guidance to $50 million.
The 2015 resource development and exploration program includes approximately 220,000 to 240,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized	Expensed	Total
Exploration projects - greenfield	$—	$24	$24
Exploration projects - brownfield[1]	10	8	18
	10	32	42
Côté Gold studies, including feasibility	5	—	5
Other studies	—	3	3
	5	3	8
	$15	$35	$50

[1]	Exploration projects - brownfield exclude planned expenditures related to Sadiola of $1.0 million and include planned near-mine exploration and resource development of $10.0 million.
CÔTÉ GOLD PROJECT, CANADA
During the first quarter 2014 an internal study was completed recommending a budget of $25.1 million which was approved by the Board of the Company to perform a feasibility study, and which is anticipated to be completed by the first quarter 2017.
The Company continued to advance the feasibility study by conducting permitting activities and technical studies during the quarter. Expenditures in 2015 are expected to total $5.0 million.
The Company wishes to confirm that mineral reserves have not yet been declared for the Côté Gold project.
In the third quarter 2015, work continued with the integration of assay and logging data from the nearly 5,200 metres of delineation diamond drilling completed earlier in 2015 as well as from the re-logging program of historical drill holes. Work focused on a data geostatistical study and resource parameters analysis to support a revised resource estimate.
Regional exploration activities continued to develop and assess exploration targets within the 516 square kilometre property surrounding the Côté Gold deposit. Prospecting, targeted mapping, stripping and sampling programs were carried out to validate and prioritize identified targets for a planned drilling program in the fourth quarter 2015.
Côté Gold is a long-term asset which is expected to strengthen the Company’s production pipeline.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the third quarter 2015 at the Rosebel, Essakane and Westwood operations.
Rosebel, Suriname
In the third quarter 2015, approximately 6,100 metres of diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions. Drilling targeted potential extensions at Royal-Hill, J-Zone and Pay Caro and included a condemnation drilling program of approximately 1,900 metres at Rosebel South. The drilling results will be incorporated into updated resource models and are currently being assessed to guide future drilling programs.
The near mine and regional exploration program continues to focus on evaluating exploration targets in the vicinity of operations and on the Sarafina Option property to support the ongoing strategic objective to discover and outline additional mineral resources within softer, near surface saprolite and transition rocks.
Essakane, Burkina Faso
On April 23, 2015, the Company announced an updated NI 43-101 compliant resource estimate for the Falagountou deposit located about 8 kilometres south east of the Essakane main pit. The updated resource estimate incorporates assay results from an additional 165 reverse circulation and diamond infill drill holes totaling 15,065 metres, which were completed since the reported December 31, 2014 resource and reserve estimate. The indicated resource increased by 84% from 333,000 contained ounces to 613,000 contained ounces and the average grade increased by 10% from 1.38 to 1.52 g/t Au. The estimated indicated resource for Essakane, which includes the Falagountou deposit, increased by 6% from 4.7 million contained ounces to 5.0 million contained ounces at a grade of 1.20 g/t Au.
In the third quarter 2015, approximately 5,600 metres of reverse circulation drilling and diamond drilling were completed on the mine lease and surrounding exploration concessions. This included nearly 2,650 metres of diamond drilling in resource development drilling to infill and expand resources at the N1 satellite pit located approximately 400 metres northwest of the EMZ and at Falagountou to evaluate a potential southern extension. The results of the drilling program will be incorporated into the year-end resource estimate for the Essakane operation.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

On the surrounding exploration concessions, just under 3,000 metres of reverse circulation drilling and diamond drilling were completed from an ongoing drilling program on priority targets and mineral prospects. The results are assessed as they are received and will be used to guide future exploration.
Westwood, Canada
In the third quarter 2015, underground excavation totaled 3,000 metres of lateral and vertical development for a total of 13,325 metres year to date. In addition, approximately 19,700 metres of underground resource development diamond drilling and 460 metres of service holes were drilled for a total year to date of 56,400 metres. The diamond drill program continues to focus on infill drilling to upgrade existing inferred mineral resources to the indicated mineral category and ongoing definition drilling on ore zones scheduled to be mined.
GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company conducted active drilling programs on a number of early to advanced stage greenfield exploration projects during the third quarter 2015. Highlights include:
Boto, Senegal
The Boto Gold project hosts an indicated resource of 22.8 million tonnes averaging 1.68 g/t Au for 1.23 million ounces and an inferred resource of 11.0 million tonnes averaging 1.80 g/t Au for 0.64 million ounces effective December 31, 2014 (refer to news release dated February 18, 2015).
In the third quarter 2015, work continued to validate and incorporate all drilling results into a revised resource model and to finalize pit parameters to be used to update the resource estimate. A metallurgical testing program using composite samples prepared from selected core samples continued during the quarter at SGS in Lakefield, Ontario. The Company continues to conduct various technical and environmental studies to advance the economic evaluation of the project.
Siribaya Joint Venture, Mali
The Siribaya exploration project in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. ("Merrex"). In the third quarter 2015, final assay results from the delineation drilling program completed in the first half on the newly discovered Diakha prospect were reported. Highlights include: 34 metres grading 11.99 g/t Au, including 18 metres grading 18.10 g/t Au from reverse circulation hole SRC15-485; 20 metres grading 5.14 g/t Au, including 6 metres grading 13.02 g/t Au from reverse circulation hole SRC15-508; 16 metres grading 7.76 g/t Au, including 11 metres grading 10.61 g/t Au and a further 14 metres grading 5.93 g/t Au from diamond drill hole SRD15-171 (refer to Merrex news releases dated August 5 and September 22, 2015). All results are currently being incorporated into a geological model to support the estimation of a 43-101 compliant mineral resource by year end. In addition, composite samples have been selected and prepared from material obtained from the drilling program and forwarded to SGS in Lakefield, Ontario for a preliminary metallurgical testing program. Initial test work will involve the evaluation of gold recoveries as well as comminution testing such as rod and ball mill grindability.
Pitangui, Brazil
Reported mineral resources at the São Sebastião deposit comprise an inferred resource of 4.07 million tonnes grading 4.88 g/t Au for 0.64 million contained ounces (effective January 9, 2014).
The resource delineation drilling program initiated in 2014 on the newly discovered São Sebastião deposit on the Company’s wholly-owned Pitangui project in Minas Gerais state, Brazil, was completed during the third quarter 2015. Approximately 2,200 metres of diamond drilling were completed to continue to upgrade resources within the core area of the São Sebastião resource on 50 x 50 metre drill hole spacing. All results will be incorporated in an updated resource model.
Upon completion of the infill program, drilling commenced to test various electromagnetic ("EM”) anomalies identified on the property from the airborne EM survey completed in 2014. These anomalies are similar to the EM anomaly observed at the São Sebastião deposit and represent priority exploration targets for future drilling programs.
Monster Lake Joint Venture, Canada
The Monster Lake project, located 50 kilometres southwest of Chibougamau, is held under an earn-in option to joint venture agreement with TomaGold Corporation. On October 30, 2015, the Company and TomaGold amended the option to allow the Company to earn an immediate undivided 50% interest in the property for a cash payment of C$3.2 million, and to have an additional option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a further C$10.0 million on the project within a seven year period, beginning January 1, 2015. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold would be entitled to a further C$1.0 million payment.
In the third quarter 2015, the Company completed its summer field program and compiled the exploration results to finalize a further program of diamond drilling. During the third quarter 2015, the Company completed approximately 940 metres of a 4,000 metre drilling program targeting the Megane-325 zone as well as priority targets following encouraging exploration results. The drilling program is expected to continue through the fourth quarter 2015.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

Eastern Borosi Joint Venture, Nicaragua
The 176 square kilometre Eastern Borosi project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). Signed on May 26, 2014, the Company may earn up to a 70% interest in the project by completing scheduled cash payments and exploration work expenditures totaling $10.9 million over six years.
In the third quarter 2015, final assay results were received from the 2015 diamond drilling program completed to drill test selected gold-silver vein systems. Assay results from the Blag vein system reported by Calibre include: 5.37 metres grading 2.99 g/t Au and 31.60 g/t Ag from drill hole BL15-015, 19.16 metres grading 1.11 g/t Au and 223.40 g/t Ag from drill hole BL15-017, 9.44 metres grading 0.69 g/t Au and 488.60 g/t Ag from drill hole BL15-018 and 4.58 metres grading 7.84 g/t Au and 6.00 g/t Ag from drill hole BL15-023 (refer to Calibre news releases dated July 20, 2015). The planned 2015 exploration program is now complete and the results will be compiled and assessed to guide future programs.
Caramanta Joint Venture, Colombia
In the third quarter 2015, a decision was made to terminate the option agreement on the Caramanta project. Despite the positive technical merits of the project, the slow progress and uncertainty in obtaining the necessary permits to advance further drilling programs combined with the difficult funding environment for early stage exploration projects influenced that decision.
QUARTERLY FINANCIAL REVIEW

	2015			2014				2013
($ millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues from continuing operations	$207.6	$226.5	$244.7	$272.5	$286.7	$231.4	$217.3	$195.1
Net loss from continuing operations[1,2]	$(84.9)	$(20.3)	$(12.6)	$(147.8)	$(79.3)	$(21.4)	$(13.1)	$(883.6)
Net earnings from discontinued operations	$1.2	$—	$40.6	$26.7	$12.0	$6.2	$17.8	$3.5
Net earnings (loss)	$(83.7)	$(20.3)	$28.0	$(121.1)	$(67.3)	$(15.2)	$4.7	$(880.1)
Net earnings (loss) attributable to equity holders of IAMGOLD	$(83.8)	$(19.7)	$24.1	$(122.0)	$(72.5)	$(16.0)	$3.7	$(840.3)
Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD per share ($/share)	$(0.21)	$(0.05)	$0.06	$(0.32)	$(0.19)	$(0.04)	$0.01	$(2.23)

[1]
In the fourth quarter 2014, Net loss from continuing operations included an increase of $39.6 million in the asset retirement provision at closed sites and unrealized losses of $49.1 million on non-hedge derivatives.

[2]	In the fourth quarter 2013, Net loss from continuing operations included an after-tax impairment charge of $256.7 million on Goodwill and $516.1 million on Property, plant and equipment.
FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2015, the Company had $783.4 million in cash, cash equivalents and gold bullion at market value.

Gold Bullion		September 30, 2015	December 31, 2014
Ounces held	(oz)	135,148	134,737
Weighted average acquisition cost	($/oz)	$721	$720
Acquisition cost	($ millions)	$97.4	$96.9
Spot price for gold, end of the period	($/oz)	$1,114	$1,206
Market value, end of the period	($ millions)	$150.6	$162.5
In the nine months ended September 30, 2015, the Company completed the sale of Niobec for gross proceeds of $504.1 million after the final working capital adjustments, issued 13.8 million flow-through common shares for net proceeds of $39.3 million and sold its Diavik royalty interest for total proceeds of $56.8 million, including a cash portion of $52.5 million.
Working capital1 as of September 30, 2015 was $806.9 million, up $17.3 million compared to December 31, 2014 due to lower current liabilities ($162.6 million), partially offset by lower current assets ($145.3 million).
Current assets as of September 30, 2015 were $1,039.4 million, down $145.3 million compared to December 31, 2014 mainly due to the classification of the Niobec operation as assets held for sale in current assets at December 31, 2014 ($628.5 million) and a

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

decrease in receivables and other current assets ($17.5 million), substantially offset by an increase in cash and cash equivalents ($474.3 million) mainly from the sale of Niobec and an increase in inventories ($23.9 million).

Working Capital		September 30, 2015	December 31, 2014
Working capital[1]	($ millions)	$806.9	$789.6
Current working capital ratio[2]		4.5	3.0

[1]	Working capital is defined as current assets less current liabilities.

[2]	Current working capital ratio is defined as current assets divided by current liabilities.
As of September 30, 2015, no funds were drawn against the Company’s $500.0 million unsecured revolving credit facility. The Company is in discussions to refinance and extend the credit facility. The amount and the terms and conditions could vary from those in the current agreement.
At September 30, 2015, the Company had committed $72.3 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.
On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities up to $1.0 billion. This renewal has a life of 25 months and may be utilized to fund ongoing operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The renewal is subject to compliance with the covenants of the unsecured revolving credit facility. The issuance of securities in the public markets or to private investors for liquidity enhancement on acceptable terms could be affected by many factors, including but not limited to general market conditions and the prevailing gold price.
In the nine months ended September 30, 2015, the Company purchased at face value $15.0 million of its senior unsecured notes for cash consideration of $11.5 million. The resulting gain, net of transaction costs, for the nine months ended September 30, 2015 was $3.5 million.
Under the indenture governing the senior unsecured notes previously issued by the Company, if the Company makes certain asset sales, it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50.0 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the senior unsecured notes at par in the manner described in the indenture. The Company currently expects that within 365 days of the sales of the Niobec mine and the Diavik royalty, which occurred in the first quarter 2015, it will have repaid debt obligations and made, or committed to make, substantial capital expenditures and asset acquisitions in a manner permitted by the indenture, with the result that the Company will not be required under the indenture to offer to purchase any of its senior unsecured notes at par in the manner described in the indenture.
CONTRACTUAL OBLIGATIONS
Contractual obligations as of September 30, 2015 were $977.2 million and included contractual cash flows on senior unsecured notes ($871.0 million), finance leases ($33.9 million) and capital expenditure and purchase obligations ($72.3 million). These obligations will be met through available cash resources and net cash from operating activities.
The Company holds hedge and non-hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Financial condition - Market risk section.
MARKETABLE SECURITIES
Investments in marketable securities are recorded at fair value. The Company early adopted IFRS 9 - Financial Instruments, as amended November 2013 ("IFRS 9 (2013)") effective April 2014 and all previously recognized impairments were reclassified to Other comprehensive income ("OCI") as an adjustment to opening components of equity as at January 1, 2014.
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Associates (Galane Gold Ltd. and INV Metals Inc.) and joint ventures (Sadiola and Yatela) are included in the Consolidated balance sheets as Investments in associates and joint ventures. The Company’s share of earnings (loss) from associates and joint ventures is included in the Consolidated statements of earnings as Share of net earnings (loss) from investments in associates and joint ventures, net of income taxes.
In the third quarter 2015, the Company reviewed its investments in associates for objective evidence of impairment and determined that no impairments existed. For investments in joint ventures, if the Company is made aware of significant events or transactions which were not reflected in the Company’s share of net earnings (loss) from its joint ventures, adjustments would be made to the consolidated interim financial statements.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditure requirements at Rosebel, Essakane, Westwood and the Corporate offices.
OIL CONTRACTS AND FUEL MARKET PRICE RISK
Diesel is a key input to extract tonnage, in some cases, to wholly or partially power operations. Since diesel is produced by the refinement of crude oil, changes in the price of oil directly impact diesel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.
The Company's 2015 outlook for the average crude oil price is $55 per barrel. This considers the hedged price of derivative contracts associated with the Company's estimated hedge ratio of 79% of oil consumption, along with the remaining consumption at forecasted prices. Depending upon the terms of contractual supply agreements for oil with select host countries, the Company may experience a lag in recognizing the effect of a change in oil prices as compared to spot oil prices due to the timing of pricing reviews.
SUMMARY OF OUTSTANDING HEDGE AND NON-HEDGE DERIVATIVE CONTRACTS
The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros and oil equivalents.
At September 30, 2015, the Company’s outstanding hedge and non-hedge derivative contracts from continuing operations were as follows:

Contracts	2015	2016	2017
Foreign Currency
Canadian dollar contracts (millions of C$)	30	90
Contract rate range (C$/$)	1.12 - 1.17	1.12 - 1.29
Hedge ratio[1]	38%	30%

Euro contracts (millions of €)	9	18
Contract rate range ($/€)	1.21 - 1.26	1.08 - 1.15
Hedge ratio[1]	14%	7%
Commodities
Crude oil contracts (thousands of barrels)	285	1,101	786
Contract price range ($/barrel of crude oil)	75 - 95	68 - 95	71 - 95
Hedge ratio[1]	79%	74%	53%

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.
SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	September 30, 2015	November 2, 2015
Common Shares	391.4	391.4
Share options	5.4	5.4

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

CASH FLOW

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2015	2014	2015	2014
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$9.8	$115.3	$71.5	$240.2
Investing activities	(41.5)	(60.3)	406.4	(275.1)
Financing activities	(10.0)	(2.6)	(1.9)	(9.4)
Effects of exchange rate fluctuation on cash and cash equivalents	(4.1)	(2.1)	(13.7)	(7.5)
Increase (decrease) in cash and cash equivalents	(45.8)	50.3	462.3	(51.8)
Cash and cash equivalents, beginning of the period	678.6	120.2	158.5	222.3
Cash and cash equivalents held for sale, beginning of the period	—	—	12.0	—
Cash and cash equivalents, end of the period	$632.8	$170.5	$632.8	$170.5
OPERATING ACTIVITIES
Net cash from operating activities for the third quarter 2015 was $9.8 million, down $105.5 million or 92% from the same prior year period. The decrease was mainly due to lower earnings from operations ($50.4 million) which included the absence of earnings from Niobec following its sale in the first quarter 2015, higher inventory ($28.4 million), net settlement of derivatives ($14.7 million) and higher receivables ($7.8 million).
INVESTING ACTIVITIES
Net cash used in investing activities for the third quarter 2015 was $41.5 million, down $18.8 million from the same prior year period. The decrease was mainly due to lower spending on Property, plant and equipment ($29.6 million), partially offset by lower repayments from related parties ($7.6 million) and lower proceeds from the sale and leaseback of equipment ($6.4 million).
FINANCING ACTIVITIES
Net cash used in financing activities for the third quarter 2015 was $10.0 million, up $7.4 million from the same prior year period. The increase was mainly due to the purchase of long-term debt ($7.0 million).
DISCONTINUED OPERATIONS
On January 22, 2015, the Company completed the sale of Niobec. The Company received $504.1 million in cash, including working capital adjustments. The sale of Niobec included an adjacent rare earth element ("REE") deposit of which a 2% royalty on gross proceeds will be payable to the Company on any REE production.
Net earnings from discontinued operations for the third quarter 2015 included a final working capital adjustment of $1.2 million for an after-tax gain on disposal of $39.0 million.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2014 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of the evaluation, the Chief Executive Officer and Chief Financial Officer concluded the Company’s disclosure controls and procedures were effective as of December 31, 2014 in providing reasonable assurance the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2014 evaluation, there have been no material changes to the Company’s disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures which:

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

•	pertain to the maintenance of records which accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions which could have a material effect on the consolidated interim financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as at December 31, 2014 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded the Company’s internal control over financial reporting were effective as at December 31, 2014.
There have been no material changes in the Company’s internal control over financial reporting or in other factors which could affect internal controls during the third quarter 2015 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company’s consolidated interim financial statements are reflected in note 3(t) of the Company’s audited annual consolidated financial statements for the year ended December 31, 2014.
Qualified Person and Technical information
The technical and scientific information disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced  in this MD&A have been  previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases),  and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are  1.0 to 1.5 metre in length and RC holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risk. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors' level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The AIF, which in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
EARNINGS FROM CONTINUING MINING OPERATIONS
This measure is intended to enable management to better understand the earnings generated by operating mine sites before adjustments for corporate costs and non-operating charges and income. The measure is the difference between IFRS reported revenues and cost of sales, which includes revenues from all gold and royalties, direct costs, and production related allocated costs and depreciation.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2015	2014	2015	2014
Continuing operations
Revenues	$207.6	$286.7	$678.8	$735.4
Cost of sales	227.6	261.4	688.1	653.4
Earnings (loss) from continuing operations	$(20.0)	$25.3	$(9.3)	$82.0
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

____________________

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

	Three months ended September 30,		Nine months ended September 30,
($/oz of gold)	2015	2014	2015	2014
Average realized gold price[1]	$1,121	$1,272	$1,180	$1,281
Total cash costs[2,3]	791	851	818	871
Gold margin	$330	$421	$362	$410

[1]	Refer to the section below.

[2]	Refer to page 25 for calculation.

[3]	Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period after removing the impact of non-gold revenues and by-product credits.
The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2015	2014	2015	2014
Continuing operations
Revenues	$207.6	$286.7	$678.8	$735.4
Royalty revenues	(0.1)	(2.1)	(0.3)	(6.8)
By-product credits	(0.3)	(1.4)	(1.5)	(1.9)
Gold revenue - owner-operator	$207.2	$283.2	$677.0	$726.7
Gold sales - owner-operator (000s oz)	184	224	573	568
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,120	$1,270	$1,180	$1,281
Gold revenue - joint venture mines	$18.3	$30.0	$66.5	$92.7
Gold sales - joint venture mines (000s oz)	16	23	56	72
Average realized gold price per ounce[1] - joint venture mines ($/oz)	$1,123	$1,287	$1,184	$1,285
Average realized gold price per ounce[1,2] ($/oz)	$1,121	$1,272	$1,180	$1,281

[1]	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.

[2]	Average realized gold price per ounce sold, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as write-down of assets, gain or loss on sales of assets, unrealized non-hedge derivative gain or loss, interest expense which is unrelated to financing working capital, foreign exchange gain or loss, restructuring charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

The following table provides a reconciliation of earnings (loss) from continuing operations before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2015	2014	2015	2014
Loss from continuing operations before income taxes and non-controlling interests	$(76.9)	$(17.8)	$(81.3)	$(37.9)
Adjusted items:
Changes in estimates of asset retirement obligations at closed sites	1.9	1.8	4.5	9.1
Unrealized derivative loss	20.2	6.9	12.1	4.2
Impact of the production interruption at Westwood	15.0	—	20.4	—
Write-down (reversal) of assets	4.2	(4.0)	7.6	7.1
Restructuring and other charges	0.6	0.3	1.5	3.3
Foreign exchange (gain) loss	(1.1)	1.1	(3.9)	1.8
(Gain) loss on sale of assets	—	1.7	(42.8)	2.9
Gain on purchase of senior unsecured notes	(2.6)	—	(3.5)	—
Impairment (reversal) of investments	0.3	—	0.3	(3.4)
Yatela closure provision	—	—	—	9.3
Interest expense on senior unsecured notes	—	—	—	0.3
	$38.5	$7.8	$(3.8)	$34.6
Adjusted loss from continuing operations before income taxes and non-controlling interests	(38.4)	(10.0)	(85.1)	(3.3)
Income taxes	(8.0)	(61.5)	(36.5)	(75.9)
Tax adjustments	(0.4)	66.5	17.8	77.6
Non-controlling interests	(0.1)	(5.2)	(3.4)	(7.0)
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD	$(46.9)	$(10.2)	$(107.2)	$(8.6)
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.12)	$(0.03)	$(0.28)	$(0.02)
Including discontinued operations
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD	(46.9)	(10.2)	(107.2)	(8.6)
Net earnings from discontinued operations attributable to equity holders of IAMGOLD, net of tax	1.2	10.8	41.8	28.9
Adjusted items:
Gain on disposal of discontinued operations	(1.2)	—	(39.0)	—
Other	—	(0.4)	—	0.7
Adjusted net earnings (loss) including discontinued operations	$(46.9)	$0.2	$(104.4)	$21.0
Adjusted net earnings (loss) including discontinued operations per share ($/share)	$(0.12)	$—	$(0.27)	$0.05
Basic weighted average number of common shares outstanding (millions)	391.4	376.9	389.3	376.8
Effective adjusted tax rate (%)	(22)%	50%	(22)%	50%

After adjusting reported income from continuing operations for those items not considered representative of the Company's core business or indicative of future continuing operations, the Company had an adjusted loss from continuing operations of $46.9 million in the third quarter 2015. Although it may be reasonable to expect a tax benefit on the adjusted loss, a tax expense has been recorded. This is a result of the recent history of losses not satisfying the criteria for the recognition of certain tax benefits and related deferred tax assets.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized hedge and non-hedge derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2015	2014	2015	2014
Continuing operations
Cost of sales[1], excluding depreciation expense	$159.3	$197.6	$491.1	$505.4
Less: cost of sales for non-gold segments[2], excluding depreciation expense	0.3	0.3	1.8	2.0
Cost of sales for gold segments, excluding depreciation expense	159.0	197.3	489.3	503.4
Adjust for:
By-product credit (excluded from cost of sales)	(0.3)	(1.4)	(1.5)	(1.9)
Stock movement	6.9	(7.8)	14.1	(6.2)
Other mining costs[3]	(10.4)	(8.7)	(15.6)	(21.9)
Cost attributed to non-controlling interests[4]	(12.0)	(11.6)	(34.1)	(33.7)
	(15.8)	(29.5)	(37.1)	(63.7)
Total cash costs - owner-operator mines	$143.2	$167.8	$452.2	$439.7
Attributable gold production[5] - owner-operator (000s oz)	179	202	549	521
Total cash costs[6,7] - owner-operator mines ($/oz)	$801	$828	$824	$843
Total cash costs - joint venture mines	$12.3	$24.5	$44.1	$77.3
Attributable gold production - joint venture mines (000s oz)	18	23	58	72
Total cash costs[6,7] - joint venture mines ($/oz)	$690	$1,050	$760	$1,075
Total cash costs[6,7]	$155.5	$192.3	$496.3	$517.0
Total attributable gold production[5] (000s oz)	197	225	607	593
Total cash costs[6,7,8]($/oz)	$791	$851	$818	$871

[1]	As per note 20 of the Company’s consolidated interim financial statements.

[2]	Non-gold segments consist of Exploration and evaluation and Corporate.

[3]
Includes costs related to the production interruption at Westwood of $15.0 million and $20.4 million for the three and nine months ended September 30, 2015, respectively as these costs are not indicative of normal production costs.

[4]	Adjustments for the consolidation of Rosebel (95%) and Essakane (90%) to their attributable portion of cost of sales.

[5]	Gold commercial production does not include Westwood pre-commercial production for the nine months ended September 30, 2014 of 10,000 ounces.

[6]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

[7]	Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela, on an attributable basis.

[8]	Includes realized hedge and non-hedge derivative losses for the three and nine months ended September 30, 2015 of $65 and $56 per ounce produced, respectively.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes by excluding these items, these non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2015	2014	2015	2014
Net cash from operating activities per consolidated interim financial statements	$9.8	$115.3	$71.5	$240.2
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	0.2	(7.6)	(6.3)	(13.4)
Inventories and non-current ore stockpiles	22.7	(5.7)	48.9	(18.2)
Accounts payable and accrued liabilities	2.2	(13.1)	21.2	15.0
Net cash from operating activities before changes in working capital including discontinued operations	$34.9	$88.9	$135.3	$223.6
Basic weighted average number of common shares outstanding (millions)	391.4	376.9	389.3	376.8
Net cash from operating activities before changes in working capital including discontinued operations ($/share)	$0.09	$0.24	$0.35	$0.59
ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Rosebel, Essakane, Westwood-commercial production) and Mouska, and in total (includes owner-operator mines, Sadiola and Yatela).
AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015

	Three months ended September 30,		Nine months ended September 30,
($ millions, attributable, except where noted)	2015	2014	2015	2014
Continuing operations
AISC - owner-operator mines
Cost of sales[1], excluding depreciation expense	$147.7	$184.0	$457.5	$467.8
Sustaining capital expenditures[1]	27.4	35.9	96.5	94.8
By-product credit, excluded from cost of sales	(0.3)	(1.3)	(1.5)	(1.8)
Corporate general and administrative costs[2]	8.4	12.6	27.4	35.7
Realized loss on derivatives	8.1	0.1	19.4	0.2
Environmental rehabilitation accretion and depreciation	2.9	2.5	8.6	8.2
Other[3]	(15.0)	(2.1)	(20.4)	(6.8)
	$179.2	$231.7	$587.5	$598.1
AISC - joint venture mines
Cost of sales for joint ventures, excluding depreciation expense	$10.9	$26.4	$42.7	$92.0
Adjustments to cost of sales[4] - joint venture mines	0.9	0.8	2.2	(6.4)
	11.8	27.2	44.9	85.6
AISC[5]	$191.0	$258.9	$632.4	$683.7

Attributable gold sales - owner-operator (000s oz)	170	210	533	529
AISC - owner-operator[5,6] ($/oz)	$1,056	$1,109	$1,102	$1,131
AISC - owner-operator, excluding by-product credit[5,6] ($/oz)	$1,058	$1,116	$1,105	$1,135
Attributable gold sales (000s oz)	186	233	589	601
AISC[5,6,7] ($/oz)	$1,027	$1,115	$1,074	$1,138
AISC excluding by-product credit[5,6,7] ($/oz)	$1,029	$1,121	$1,076	$1,142

[1]
Includes Rosebel and Essakane at their attributable amounts of 95% and 90% respectively. Refer to note 26 of the consolidated interim financial statements for cost of sales of total gold mines excluding joint ventures at 100% basis and refer to the capital expenditures table of the MD&A on page 10 for 2015 sustaining capital expenditures at 100% basis.

2 Corporate general and administrative costs exclude depreciation expense.

[3]
Includes costs related to the production interruption at Westwood of $15.0 million and $20.4 million for the three and nine months ended September 30, 2015, respectively as these costs are not indicative of normal production costs.

4 Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
5 Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
6 AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.
7 Includes realized hedge and non-hedge derivative losses for the three and nine months ended September 30, 2015 of $73 and $63 per ounce sold, respectively.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2015